Exhibit 99.4

February 17, 2017

Listing Compliance	Listing Compliance
BSE Limited	National Stock Exchange of India Ltd.
Dalal Street, Fort	“Exchange Plaza”, Bandra-Kurla Complex,
Mumbai – 400 001	Bandra (East), Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.:	Your email dated February 16, 2017.

Sub:	Clarification on Press Release made by Company on February 16, 2017 titled ‘Dr. Reddy’s announces US district court’s opinion relating to patent infringement’.

This is with reference to your email dated February 16, 2017, seeking clarification about the press release made by the Company on February 16, 2017, titled ‘Dr. Reddy’s announces US district court’s opinion relating to patent infringement’.

‘In this regard, we would like to state that there are no claims against the Company for monetary damages because the proposed palonosetron product has not been marketed.

As for “quantum of claims,” the claims only sought injunctive relief against the Company to prohibit the manufacturing, use, import and sale of the Company’s palonosetron product prior to expiration of the patents-in-suit. Therefore, the Company believes there is no monetary “compensation” or “penalty” damages owed to Helsinn due to this decision’

With regards,

Vikas Sabharwal

Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)